Exhibit 99.1

AMENDED AND RESTATED CONVERTIBLE NOTE PURCHASE AGREEMENT

This AMENDED AND RESTATED CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Agreement”) is entered into on August 12, 2026, which amends, restates and supersedes in its entirety (subject to Section 11(r)) the Convertible Note Purchase Agreement, dated as of April 20, 2026 (the “Closing Date”, and such prior agreement, the “Original Convertible Note Purchase Agreement”), by and between Vertical Aerospace Ltd., a Cayman Islands exempted company (the “Issuer”) and Mudrick Capital Management, L.P. on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates (the “Purchaser”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture (as defined below).

WHEREAS, on December 16, 2021, the Issuer and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee and collateral agent (the “Trustee”), entered into an indenture (the “Base Indenture”), under which the Issuer issued an original aggregate principal amount of US$200,000,000 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Initial Notes”);

WHEREAS, on December 23, 2024, the Issuer and the Trustee entered into the first supplemental indenture to the Base Indenture (the “First Supplemental Indenture”), setting forth certain amendments to the Base Indenture, including: (i) increasing the interest rate applicable to the Initial Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Initial Notes to December 15, 2028; and (iii) providing for a fixed conversion price of US$2.75 per Issuer ordinary share for half of the nominal principal amount of the Initial Notes and US$3.50 per Issuer ordinary share for the other half;

WHEREAS, on December 23, 2024, the Issuer, Vertical Aerospace Group Ltd (a company incorporated in England and Wales with company number 1250994 and a subsidiary of the Issuer; the “Subsidiary Guarantor”) and the Trustee entered into the second supplemental indenture to the Base Indenture and the First Supplemental Indenture (the “Second Supplemental Indenture”), pursuant to which the Subsidiary Guarantor became a guarantor of the Notes under the Indenture;

WHEREAS, on April 20, 2026, the Issuer, the Subsidiary Guarantor and the Trustee entered into the third supplemental indenture to the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture (the “Third Supplemental Indenture”), setting forth certain amendments to the Base Indenture, including: (i) extending the maturity date of the Initial Notes to December 15, 2030; and (ii) permitting the issuance of up to $250 million face amount of Series A Convertible Preferred Shares (the “Yorkville Preferred Shares”), to YA II PN, Ltd. (“Yorkville”), plus accrued and capitalized dividends thereon, pursuant to that certain Securities Purchase Agreement, dated April 20, 2026, between the Issuer and Yorkville (the “Original Yorkville Securities Purchase Agreement”);

WHEREAS, on May 20, 2026, June 26, 2026 and July 27, 2026, the Issuer issued to the Purchaser $3,417,940.00, $3,224,471.00 and $3,224,472.00, respectively, in aggregate principal amount of additional 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030 under the Indenture (collectively, the “Q2 2026 Notes”, and together with the Initial Notes, the “Existing Notes”);

WHEREAS, on August 12, 2026, the Issuer, the Subsidiary Guarantor and the Trustee entered into the fourth supplemental indenture to the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”), setting forth certain amendments to the Base Indenture, including providing for a fixed conversion price of US$1.30 per Issuer ordinary share for the Notes (as defined below);

WHEREAS, on August 12, 2026, the Issuer and Yorkville amended and restated in its entirety the Original Yorkville Securities Purchase Agreement (so amended and restated, the “Amended and Restated Yorkville Securities Purchase Agreement”);WHEREAS, Section 2.03(B) of the Indenture provides that the Issuer may, with the consent of the majority of the holders of the Existing Notes, issue additional notes under the Indenture with the same terms as the Existing Notes (except with respect to the date as of which interest begins to accrue on such additional notes and the first interest payment date of such additional notes);

WHEREAS, the Issuer desires from time to time to issue and sell, and Purchaser desires from time to time to purchase, additional 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030 to be issued under the Indenture (the “Additional Notes” and, together with the Existing Notes, the “Notes”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as of the date of this Agreement (the “Amendment Date”), the Purchaser holds 100% of the Existing Notes and has given its consent to the Issuer and Trustee for the Issuer to issue the Additional Notes pursuant to that certain Consent Agreement, dated August 12, 2026, between the Purchaser, the Issuer, the Subsidiary Guarantor and Trustee; and

WHEREAS, on the Amendment Date, the Purchaser and the Issuer entered into that certain Shareholder Agreement with respect to the governance matters set forth therein (the “Shareholder Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.      Certain Definitions. For purposes of this Agreement:

“2026 Issuer Repurchase Right” shall have the meaning ascribed to such term in Section 3(a).

“Additional Notes” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Amended and Restated Yorkville Securities Purchase Agreement” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Base Indenture” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Board” shall have the meaning ascribed to such term in Section 8(b).

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

“Chosen Courts” shall have the meaning ascribed to such term in Section 11(h).

“Closing Date” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Code” shall have the meaning ascribed to such term in Section 5(n).

“Commission” means the United States Securities and Exchange Commission.

“Commitment Amount” shall have the meaning ascribed to such term in Section 2(a).

“Commitment Termination Date” means the earlier to occur of (a) the issuance of Additional Notes in an aggregate nominal principal amount (after giving effect to the pool factor under the Indenture in effect on the relevant Draw Date) equal to the Commitment Amount, (b) the obligation of the Purchaser to purchase Additional Notes having been terminated in accordance with the terms of this Agreement, and (c) the date falling on the one-year anniversary of the Closing Date.

“Deferral Period” shall have the meaning ascribed to such term in Section 8(b).

“Draw Amount” means, in respect of each Drawdown, an amount in U.S. dollars, as specified in a Draw Notice, to be paid by the Purchaser on a Draw Date in consideration for the issuance by the Issuer of a like nominal principal amount (after giving effect to the pool factor under the Indenture in effect on the relevant Draw Date) of Additional Notes.

“Draw Date” means, in respect of each Drawdown, the date specified in a Draw Notice for payment by the Purchaser of the Issue Price in consideration for Additional Notes to be issued by the Issuer.

“Draw Notice Date” means the date on which the Issuer delivers a Draw Notice to the Purchaser.

“Draw Notice” means a written notice to be delivered by the Issuer to the Purchaser specifying, in respect of any Drawdown: (i) the Draw Amount(s), (ii) the Draw Date(s), and (iii) wire instructions for delivery of the Issue Price in respect of the Draw Amount(s) to the Issuer.

“Drawdown” shall have the meaning ascribed to such term in Section 2(b).

“Effectiveness Deadline” shall have the meaning ascribed to such term in Section 8(a).

“ERISA” shall have the meaning ascribed to such term in Section 5(p).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Notes” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“First Supplemental Indenture” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Fourth Supplemental Indenture” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Indenture” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Initial Notes” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Issue Price” means 100% of the nominal principal amount (after giving effect to the pool factor under the Indenture in effect on the relevant Draw Date) of Additional Notes to be issued in relation to a Drawdown.

“Issuer” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Issuer Group” shall have the meaning ascribed to such term in Section 6(f).

“Issuer Material Adverse Effect” shall have the meaning ascribed to such term in Section 4(f).

“Issuer Representation Date” shall have the meaning ascribed to such term in Section 4.

“Interest Payment Date” shall have the meaning ascribed to such term in the Indenture.

“Liquidity” means, as of any date of determination, the aggregate amount of unrestricted and unencumbered cash held by the Issuer and its subsidiaries on deposit in bank accounts, free and clear of all Liens (except for any Liens granted pursuant to the Security Documents) and restrictions on use, and immediately available for general corporate purposes.

“Note Facility” shall have the meaning ascribed to such term in Section 2(a).

“Notes” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Ordinary Shares” means the ordinary shares of the Issuer, par value US$0.001 per share.

“Original Yorkville Securities Purchase Agreement” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Plan” shall have the meaning ascribed to such term in Section 5(p).

“Purchaser” shall have the meaning ascribed to such term in the Preamble to this Agreement.

“Purchaser Material Adverse Effect” shall have the meaning ascribed to such term in Section 5(c).

“Registration Period” shall have the meaning ascribed to such term in Section 8(a).

“Registration Statement” shall have the meaning ascribed to such term in Section 8(a).

“Repurchase Date” shall have the meaning ascribed to such term in Section 3(a).

“Repurchase Notice” shall have the meaning ascribed to such term in Section 3(a).

“Repurchase Price” shall have the meaning ascribed to such term in Section 3(b).

“Repurchase Standstill” shall have the meaning ascribed to such term in Section 3(c).

“Sanctions” shall have the meaning ascribed to such term in Section 4(r).

“Scheduled Trading Days” shall have the meaning ascribed to such term in the Indenture.

“SEC Reports” shall have the meaning ascribed to such term in Section 4(p).

“Second Supplemental Indenture” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Documents” shall have the meaning ascribed to such term in the Indenture.

“Shelf Registration Statement” shall have the meaning ascribed to such term in Section 8(a).

“Solvent” means with respect to a particular date, that on such date (i) the fair value (and present fair saleable value) of the assets of the Issuer Group is not less than the total amount required to pay its liability on its total existing debts and liabilities (including contingent liabilities, but excluding any Additional Notes contemplated by this Agreement that are not yet issued under the Indenture), as they mature and become due; (ii) the Issuer Group is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) assuming consummation of the issuance and sale of the Additional Notes to be issued on the Draw Date with respect to which Section 6(g) is required to be satisfied, the Issuer Group does not have, intend to incur or believe that it will incur debts or liabilities beyond its ability to pay as such debts and liabilities mature; (iv) the Issuer Group is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital; and (v) the Issuer Group is not a defendant in any civil action that would result in a judgment that the Issuer Group is or would become unable to satisfy.

“Subsidiary Guarantor” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Suspension Event” shall have the meaning ascribed to such term in Section 8(b).

“Termination Event” shall have the meaning ascribed to such term in Section 10.

“Third Supplemental Indenture” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Transactions Parties” shall have the meaning ascribed to such term in Section 5(p).

“Trustee” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Underlying Shares” shall have the meaning ascribed to such term in Section 4(e).

“Yorkville” shall have the meaning ascribed to such term in the Recitals to this Agreement.

“Yorkville Preferred Shares” shall have the meaning ascribed to such term in the Recitals to this Agreement.

Section 2.      Purchase and Sale.

(a)            Subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to purchase at the Issue Price, and the Issuer hereby agrees to issue and sell to the Purchaser, on the Amendment Date, Additional Notes (the “Note Facility”) for an aggregate nominal principal amount (after giving effect to the pool factor under the Indenture in effect on the relevant Draw Date) of US$35,000,000 (the “Commitment Amount”), together with, in respect of any Additional Notes issued on a date other than an Interest Payment Date, the Pre-Issuance Accrued Interest (as defined below) payable in cash in accordance with Section (e) below.

(b)            The Issuer shall draw upon the Note Facility on the Amendment Date by delivery of a Draw Notice, substantially in the form attached hereto as Exhibit A, to the Purchaser on the Amendment Date (a “Drawdown”).

(c)            For the avoidance of doubt, the Purchaser’s undrawn commitments to purchase Additional Notes under the Original Convertible Note Purchase Agreement are terminated and replaced with its commitments hereunder. After the purchase and sale of the Additional Notes on the Amendment Date in accordance with this Agreement, the Purchaser shall have no obligation to purchase additional Notes under this Agreement.

(d)            Subject to the fulfillment or waiver of the conditions precedent set forth in Section 6 hereof, the Purchaser shall be obligated to purchase Additional Notes in a nominal principal amount (after giving effect to the pool factor under the Indenture in effect on the relevant Draw Date) equal to the Commitment Amount, and, to the extent such Additional Notes are issued on a date other than an Interest Payment Date, to pay the Pre-Issuance Accrued Interest in addition thereto in accordance with Section (e).

(e)            Subject to the fulfillment or waiver of the conditions precedent set forth in Section 6 hereof, on the Amendment Date or within one Business Day thereafter, the Purchaser shall deliver the Issue Price for the Additional Notes to be issued in respect of the Commitment Amount by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in such Draw Notice, together with an amount in cash equal to the Pre-Issuance Accrued Interest (if any), and deliver to the Issuer such information as is reasonably requested in the Draw Notice in order for the Issuer to issue and deliver the Additional Notes. Substantially simultaneously with receipt of such Issue Price and the Pre-Issuance Accrued Interest, the Issuer shall deliver such Additional Notes to the Purchaser or its assignees pursuant to this Agreement. For the avoidance of doubt, each Additional Note shall be entitled to receive the full amount of interest payable for the Interest Period in which it is issued (whether paid in cash or in kind), determined in accordance with the Indenture.

For purposes herein, “Pre-Issuance Accrued Interest” means, with respect to any Additional Notes issued on a date other than an Interest Payment Date, an amount equal to the interest that would have accrued on the nominal principal amount (after giving effect to the pool factor under the Indenture in effect on the relevant Draw Date) of such Additional Notes from (and including) the most recent Interest Payment Date to (but excluding) the Draw Date, determined in accordance with the Indenture based on the form of interest (cash or payment-in-kind) applicable to the Interest Period commencing on such most recent Interest Payment Date (as elected or deemed elected by the Company thereon, including the corresponding interest rate), as if such Additional Notes had been issued on such most recent Interest Payment Date.

(f)             Prior to a Draw Date, (i) the Purchaser shall deliver all such other information and shall take all such actions as is reasonably requested by the Issuer in order for the Issuer to deliver the Additional Notes to the Purchaser and (ii) the Issuer shall take all such actions as is reasonably requested by the Purchaser (including providing relevant instructions to the trustee and paying agent for the Additional Notes) in order to deliver the Additional Notes to the Purchaser. In particular, the Issuer shall use reasonable best efforts to procure the delivery of Additional Notes in the form of restricted global securities in registered form without interest coupons attached, which will be issued by the Issuer, authenticated by the trustee or an authenticating agent in accordance with the Indenture and deposited with, and registered in the name of a common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System and Clearstream Banking, S.A. or their nominees for credit to the accounts notified in writing by the Purchaser to the Issuer at least two (2) Business Days prior to the Draw Date.

Section 3.      Issuer Repurchase Right.

(a)            The Issuer may from time to time, at any time following their issuance until the date falling on the one-year anniversary of the Closing Date, upon written notice to the Purchaser (a “Repurchase Notice”), repurchase any Notes held by the Purchaser, in an aggregate principal amount not to exceed the sum of (A) the aggregate principal amount of the Q2 2026 Notes issued by the Issuer on the dates set forth in the fifth WHEREAS clause above plus (B) the aggregate principal amount of Additional Notes issued by the Issuer on the Amendment Date (such sum, the “Specified Amount”), on a Business Day of the Issuer’s choosing that is no more than thirty five (35), nor less than ten (10), Business Days after the date of delivery of the Repurchase Notice (the “Repurchase Date”), irrespective of the issue date of such Q2 2026 Notes or Additional Notes (the “2026 Issuer Repurchase Right”).

(b)            Any repurchase of Notes by the Issuer pursuant to the 2026 Issuer Repurchase Right shall be made at a price in cash equal to the nominal principal amount (after giving effect to the pool factor under the Indenture in effect on the relevant Repurchase Date) of such Notes being repurchased, multiplied by 112%, plus all accrued and unpaid Cash Interest thereon to, but excluding, the Repurchase Date (the “Repurchase Price”); provided however, that if such Repurchase Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Purchaser will be entitled, notwithstanding such repurchase, to receive on or, at the Issuer’s election, before such Interest Payment Date, the unpaid Cash Interest that would have accrued on such Notes to, but excluding, such Interest Payment Date (in the case of Global Notes, payable in accordance with the Applicable Procedures) (assuming, solely for these purposes, that such Notes remained outstanding through such Interest Payment Date, if such Repurchase Date is before such Interest Payment Date); and (ii) the Repurchase Price will not include accrued and unpaid Cash Interest on such Notes to, but excluding, such Repurchase Date.

(c)            Upon the Issuer’s delivery of a Repurchase Notice, the Purchaser agrees that it shall not exercise its conversion rights pursuant to Section 5.01 of the Indenture to convert Notes in the principal amount that is subject to the Repurchase Notice (the “Repurchase Standstill”); provided that if the Issuer does not deliver the Repurchase Price by 5:00 p.m., New York City time on the Repurchase Date, then the Repurchase Standstill will no longer be in effect for the applicable Notes. For the avoidance of doubt, if a Repurchase Standstill lapses as a result of the Issuer’s failure to timely deliver the Repurchase Price, then upon Issuer’s delivery of a subsequent Repurchase Notice, the Notes subject to such new Repurchase Notice will be subject to the Repurchase Standstill.

(d)            The Purchaser agrees to take all actions reasonably requested by the Issuer or the Trustee to give effect to the delivery and/or cancellation of the repurchased Notes against delivery to Purchaser of the Repurchase Price.

(e)            The Issuer and Purchaser hereby acknowledge and agree that the 2026 Issuer Repurchase Right constitutes a “negotiated transaction” pursuant to Section 2.19 of the Indenture and that the Issuer is not exercising its rights under Section 4.03 of the Indenture in connection with its exercise of the 2026 Issuer Repurchase Right.

Section 4.      Issuer Representations and Warranties. The Issuer represents and warrants to the Purchaser (for itself and in respect of other members of the Issuer Group, as applicable), as of the date of this Agreement, each Draw Notice Date and each Draw Date (each such date, an “Issuer Representation Date”), that:

(a)            The Issuer is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under the Fourth Supplemental Indenture and related documents. The Subsidiary Guarantor is a limited liability corporation, duly incorporated and validly existing under the laws of England and Wales, and has the power to own its assets and carry on its business as it is being conducted, and has the power to enter into, perform and deliver, and has taken all necessary corporate action to authorize its entry into, performance and delivery of, the Fourth Supplemental Indenture, the Security Documents and related documents to which it is or will be party and the transactions contemplated thereby; and no limit on the Subsidiary Guarantor’s powers will be exceeded as a result of the grant of security or giving of guarantees or indemnities contemplated by the Fourth Supplemental Indenture, the Security Documents and related documents to which it is party.

(b)            This Agreement has been duly authorized and validly executed and delivered by the Issuer and, assuming that this Agreement has been duly authorized, executed and delivered by the Purchaser, shall constitute the valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts) ((i) and (ii) together being the “Reserved Matters”).

(c)            The issue of the Additional Notes has been or will be duly authorized and, when issued to the Purchaser against full payment for the Additional Notes in accordance with the terms of this Agreement, the Additional Notes will be valid and legally binding obligations of the Issuer, enforceable in accordance with their terms, except as may be limited or otherwise affected by the Reserved Matters.

(d)            The Indenture constitutes a legal, valid and binding obligation of the Issuer and the guarantors thereunder (including the Subsidiary Guarantor), enforceable against the Issuer and the guarantors, respectively, in accordance with its terms, except as may be limited or otherwise affected by the Reserved Matters. Each Security Document has been duly authorized by the relevant security grantor and creates or confirms, as applicable, legal, valid and binding first-ranking security interests that each Security Document purports to create for the benefit of the secured parties named therein, in each case subject to the terms set forth in such Security Document. The obligations expressed to be assumed by the relevant security grantor (including the Subsidiary Guarantor) under each Security Document to which it is party are legal, valid, binding and enforceable obligations, except as may be limited or otherwise affected by the Reserved Matters. The relevant security grantor (including the Subsidiary Guarantor) under each Security Document owns the relevant Collateral (as defined in the Indenture) covered by such Security Document free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, other than as permitted under the Indenture. All filings and other actions necessary to perfect and protect each security interest in the Collateral created under the Security Documents have been duly made or taken and are in full force and effect and create a valid first-ranking security interest in the Collateral securing the obligations of the relevant security grantor (including the Subsidiary Guarantor), in favor of the collateral agent under the Indenture, in each case subject to the terms set forth in such Security Document.

(e)            The Issuer’s Ordinary Shares issuable upon conversion of the Additional Notes (the “Underlying Shares”) have been duly authorized and, when issued upon conversion of the Additional Notes, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Issuer’s constitutional documents (as adopted on or prior to such Issuer Representation Date), by any contract to which the Issuer is a party or by which it is bound, or under the laws of its jurisdiction of incorporation.

(f)            The execution, delivery and, upon effectiveness of this Agreement and each of the Security Documents, performance by the Issuer and each of its subsidiaries (as applicable) party thereto of this Agreement and each of the Security Documents (including compliance by the Issuer and its relevant subsidiaries (as applicable) party thereto with all of the provisions in this Agreement and each of the Security Documents to which it is party), the issuance and sale of the Additional Notes and the issuance and delivery of Underlying Shares upon conversion of the Additional Notes in accordance with the terms of the Indenture do not and will not (i) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, any of the property or assets of the Issuer or any of its subsidiaries, as applicable, pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries, as applicable, is a party or by which the Issuer or any of its subsidiaries, as applicable, is bound or to which any of the property or assets of the Issuer or any of its subsidiaries, as applicable, is subject, (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries, as applicable, or (iii) result in any violation by the Issuer or any of its subsidiaries of any law, statute or any judgment, order, rule, regulation or other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries, as applicable, or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have an Issuer Material Adverse Effect. For purposes of this Agreement, an “Issuer Material Adverse Effect” means an event, change, delay, development, occurrence, condition or effect with respect to the Issuer or the relevant subsidiary (as applicable) that has a material adverse effect on (x) the assets, business, prospects, shareholders’ equity, results of operation or financial operations of the Issuer and its subsidiaries, taken as a whole by reference to the position as at the date of this Agreement (y) the validity of the Additional Notes, or (z) the legal authority of the Issuer or the relevant subsidiary (as applicable) to enter into and timely perform its obligations under this Agreement and each of the Security Documents to which it is party; provided, however, that no Issuer Material Adverse Effect shall be deemed to have occurred if such event, change, delay, development, occurrence, condition or effect with respect to the Issuer or the relevant subsidiary (as applicable) (i) was known by the Purchaser as of the date of this Agreement to have already occurred or to be going to occur, (ii) was caused, directly or indirectly, by any delay or failure by the Purchaser to timely grant a consent pursuant to Section 7, or (iii) was caused, directly or indirectly, by any delay or failure by the Purchaser to timely pay to the Issuer the purchase price for the Additional Notes as contemplated hereby.

(g)            As of the date of this Agreement, the authorized share capital of the Issuer is US$1,010,000 divided into 1,000,000,000 Ordinary Shares and 10,000,000 preferred shares of a par value of US$0.001 each. As of the date of this Agreement, (a) 171,723,641 Ordinary Shares are issued and outstanding, (b) 27,000 preferred shares are issued and outstanding, (c) 50,000,000 warrants, each exercisable to purchase 1/10th Ordinary Share at US$50.00 per full share, are issued and outstanding, (d) 2,625,000 warrants, each exercisable to purchase 1/10th Ordinary Share at US$100.00 per full share, are issued and outstanding, (e) 19,264,935 warrants, each exercisable to purchase 1/10th Ordinary Share at US$115.00 per full share, are issued and outstanding, (f) 7,500,000 Tranche A warrants, each exercisable to purchase one Ordinary Share at US$6.00 per share, are issued and outstanding, (g) 7,500,000 Tranche B warrants, each exercisable to purchase one Ordinary Share at US$7.50 per share, are issued and outstanding, (h) 33,333,334 Tranche C warrants, each exercisable to purchase one Ordinary Share at US$2.00 per share, are issued and outstanding, (i) an option to purchase 200,000 Ordinary Shares at an exercise price of US$115.00 per full share, is granted and outstanding, and (j) 18,842,343 Ordinary Shares were subject to issuance upon the grant or exercise of employee incentive plan awards. As of the date hereof, except with respect to the outstanding Existing Notes and as otherwise set forth in this Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Ordinary Shares or other equity interests in the Issuer or securities convertible into or exchangeable or exercisable for Ordinary Shares. Other than as publicly disclosed, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any equity interests of the Issuer. Other than as publicly disclosed, there are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Additional Notes.

(h)            Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 5 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Additional Notes by the Issuer to the Purchaser.

(i)             Neither the Issuer nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any securities of the Issuer or solicited any offers to buy any securities of Issuer under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Additional Notes under the Securities Act.

(j)             The Issuer is not a “U.S. person” (as defined in Regulation S under the Securities Act); neither the Issuer, nor its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf, has engaged or will engage in any general solicitation or general advertising (within the meaning of Regulation D under the Securities Act), in connection with the offer or sale of any of the Additional Notes, and neither the Issuer, nor any person acting on its behalf has offered any of the Additional Notes in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(k)            The Issuer and each security grantor (including the Subsidiary Guarantor) is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer and/or the relevant security grantor (as applicable) of this Agreement and each Security Document to which it is party (including, without limitation, the issuance of the Additional Notes), other than: (i) filings with the Securities and Exchange Commission of the Registration Statement pursuant to Section 8 of this Agreement, (ii) filings required by applicable state or federal securities laws, (iii) filings required by the NYSE, (iv) the consent of the majority of the holders of the Existing Notes, which consent has been given by the Purchaser in its capacity as the holder of 100% of the Existing Notes, (v) where the security grantor is incorporated in a jurisdiction within the United Kingdom, the registration of charge filed in respect of each Security Document to which such security grantor is party with the United Kingdom’s Registrar of Companies within the relevant period, together with prescribed particulars, in accordance with section 859A of the United Kingdom’s Companies Act 2006, and (vi) filings, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(l)             No broker, finder or other financial consultant has acted on the Issuer’s behalf in connection with this Agreement or the transactions contemplated hereby.

(m)            The Issuer and the Subsidiary Guarantor are in compliance with all applicable laws, except where such non-compliance would not have an Issuer Material Adverse Effect. The Issuer and the Subsidiary Guarantor have not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Issuer or the Subsidiary Guarantor is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, have an Issuer Material Adverse Effect.

(n)            Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending against the Issuer or the Subsidiary Guarantor, or, to the knowledge of the Issuer, threatened against the Issuer or the Subsidiary Guarantor or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer or the Subsidiary Guarantor.

(o)            The Issuer is not, and immediately after receipt of payment for the Additional Notes will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(p)            As of their respective dates, all reports required to be filed by the Issuer with the SEC (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Issuer included in the SEC Reports were prepared in accordance with the International Financial Reporting Standards, consistently applied, comply in all material respects with the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Issuer Group as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the absence of certain footnotes and other presentation items as is permissible under the International Financial Reporting Standards. The Issuer timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the SEC since inception. A copy of each SEC Report is available to the Purchaser via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Issuer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(q)            There are no liabilities of the Issuer or any of its subsidiaries that would be required by International Financial Reporting Standards as issued by the International Accounting Standards Board to be reflected on the face of the consolidated balance sheet of the Issuer, except (i) liabilities reflected or reserved against in the financial statements or disclosed in the notes thereto contained in the SEC Reports since January 1, 2025, (ii) liabilities incurred since December 31, 2025 in the ordinary course of business and (iii) liabilities that would not, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

(r)             The Ordinary Shares of the Issuer are registered pursuant to Section 12(b) of the Exchange Act, and listed for trading on the NYSE under the symbol “EVTL”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the SEC, respectively, to prohibit or terminate the listing of the Ordinary Shares on the NYSE or to deregister such shares under the Exchange Act. The Issuer has taken no action that is designed to terminate the registration of the Ordinary Shares under the Exchange Act. As soon as reasonably practicable following the filing of any Registration Statement pursuant to Section 8 hereof, the Issuer will file a supplemental listing application with the NYSE for the number of Underlying Shares registered for resale under such Registration Statement.

(s)            Since its formation, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment or provided or offered to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery law, or (iii) made any other unlawful payment. Since its formation, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Issuer or its subsidiaries or assist the Issuer or its subsidiaries in connection with any actual or proposed transaction. Since its formation, the operations of each of the Issuer and, to the Issuer’s knowledge, its subsidiaries are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority that has jurisdiction over the Issuer or its subsidiaries. Except as permitted by applicable law, neither the Issuer nor, to the Issuer’s knowledge, its subsidiaries or any director, officer, agent, or employee of the Issuer is a person that is, or is controlled or owned 50 percent or more, individually or in the aggregate, by one or more persons that are currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury (collectively, “Sanctions”), nor is the Issuer or any of its subsidiaries located, organized, incorporated or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria). Neither the Issuer nor, to the Issuer’s knowledge, any of its subsidiaries or any director, officer, agent, or employee of the Issuer has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions.

(t)            As determined under U.S. federal income tax principles, (i) the Issuer does not have any accumulated “earnings and profits” and (ii) the Issuer, based on the facts and circumstances on the date of this Agreement, does not expect to have any “earnings and profits” for its taxable year ending on December 31, 2026, arising in the ordinary course.

Section 5.      Purchaser Representations and Warranties. The Purchaser represents and warrants to the Issuer, as of the date of this Agreement and each Draw Date, that:

(a)            The Purchaser has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation (if such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under this Agreement.

(b)            This Agreement has been duly authorized, validly executed and delivered by the Purchaser and, assuming that this Agreement has been duly authorized, executed and delivered by the Issuer, shall constitute the valid and binding obligation of the Purchaser, and is enforceable against the Purchaser in accordance with its terms, except as may be limited or otherwise affected by the Reserved Matters.

(c)            The execution, delivery and performance by the Purchaser of this Agreement (including compliance by the Purchaser with all of the provisions hereof), the purchase of the Additional Notes and the consummation of the transactions contemplated in this Agreement do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Purchaser pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of the Purchaser is subject, (ii) result in any violation of the provisions of the organizational documents of the Purchaser or (iii) result in any violation by the Purchaser of any law, statute or any judgment, order, rule or regulation or any other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Purchaser or any of its properties that, in the case of clauses (i) and (iii) would reasonably be expected to have a Purchaser Material Adverse Effect. For purposes of this Agreement, a “Purchaser Material Adverse Effect” means an event, change, delay, development, occurrence, condition or effect with respect to the Purchaser that has a material adverse effect on the ability of the Purchaser to enter into and timely perform its obligations under this Agreement.

(d)            The Purchaser is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement.

(e)            The Purchaser (i)(1) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (2) is an “accredited investor” (as defined in Rule 501(a) under the Securities Act), (ii) is acquiring the Additional Notes only for its own account and not for the account of others, or if the Purchaser is subscribing for the Additional Notes as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an accredited investor and the Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Additional Notes with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act and has no present intention of selling, granting any participation in, or otherwise distributing the Additional Notes. The Purchaser is not an entity formed for the specific purpose of acquiring the Additional Notes.

(f)             The Purchaser understands that the Additional Notes and the Underlying Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, or any “offer of relevant securities to the public” within the meaning of the United Kingdom Public Offers and Admissions to Trading Regulations 2024 (SI 2024/105) (as amended), and that the Additional Notes and the Underlying Shares have not been registered under the Securities Act. The Purchaser understands that (i) the Additional Notes and the Underlying Shares may not be resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act, except (1) to the Issuer or a subsidiary thereof, (2) to non-U.S. persons pursuant to offers and sales that occur solely in offshore transactions outside the United States within the meaning of Regulation S under the Securities Act or (3) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (2) and (3), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, (ii) the Additional Notes and the Underlying Shares may be subject to transfer restrictions under applicable laws and (iii) any certificates or book entries representing the Additional Notes and the Underlying Shares shall contain a legend to such effect. The Purchaser acknowledges that the Additional Notes and the Underlying Shares may constitute “control” securities under applicable U.S. federal and state securities laws that may not be freely resold in the United States. The Purchaser understands and agrees that the Additional Notes and the Underlying Shares will be subject to the foregoing restrictions and, as a result of these restrictions, the Purchaser may not be able to readily resell the Additional Notes and the Underlying Shares, and may be required to bear the financial risk of an investment in the Additional Notes and the Underlying Shares for an indefinite period of time. The Purchaser acknowledges that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Additional Notes and the Underlying Shares.

(g)            The Purchaser understands and agrees that it is purchasing the Additional Notes and the Underlying Shares directly from the Issuer. The Purchaser has received or has had full access to all the information the Purchaser considers necessary or appropriate to make an informed investment decision with respect to the Additional Notes. The Purchaser further has had an opportunity to ask questions and receive answers from the Issuer to obtain additional information necessary to verify any information furnished to the Purchaser or to which the Purchaser had access. In making its decision to acquire the Additional Notes, the Purchaser has relied solely upon independent investigation made by the Purchaser. Without limiting the generality of the foregoing, the Purchaser further acknowledges that (i) there have not been, and the Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to the Purchaser by the Issuer, any of the Issuer’s affiliates, officers or directors, expressly or by implication, in connection with the Purchaser’s purchase of the Additional Notes and the Underlying Shares, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Agreement, and (ii) the Purchaser is not relying upon, and has not relied upon, any representations, warranties or covenants other than those expressly set forth in this Agreement in connection with its purchase of the Additional Notes and Underlying Shares.

(h)            The Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in equity transactions that are not registered under the Securities Act, and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Notes and the Underlying Shares. Accordingly, the Purchaser understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(i)             The Purchaser became aware of this offering of the Additional Notes and the Underlying Shares solely by means of direct contact between the Purchaser and the Issuer. The Purchaser has a pre-existing substantive relationship (as interpreted in guidance from the Commission under the Securities Act) with the Issuer, and the Additional Notes and the Underlying Shares were offered to the Purchaser solely by direct contact between the Purchaser and the Issuer. The Purchaser did not become aware of this offering of the Additional Notes and the Underlying Shares, nor were the Additional Notes and the Underlying Shares offered to the Purchaser, by any other means. The Purchaser acknowledges that the Additional Notes and the Underlying Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act), and (ii) to the Purchaser’s knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(j)             The Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Additional Notes and the Underlying Shares. The Purchaser is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Additional Notes and the Underlying Shares. The Purchaser acknowledges that neither the Issuer nor any of its agents or affiliates have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of its investment in the Additional Notes and the Underlying Shares.

(k)            Alone, or together with any professional advisor(s), the Purchaser represents and acknowledges that the Purchaser has adequately analyzed and fully considered the risks of an investment in the Additional Notes and the Underlying Shares and determined that the Additional Notes and the Underlying Shares are a suitable investment for the Purchaser and that the Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Purchaser’s investment in the Issuer. The Purchaser acknowledges specifically that a possibility of total loss exists.

(l)             The Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Additional Notes and the Underlying Shares, or made any findings or determination as to the fairness of an investment in the Additional Notes and Underlying Shares.

(m)            Except as permitted by applicable law, neither the Purchaser nor, to the knowledge of the Purchaser, any director, officer, agent or employee of the Purchaser is a person that is, or is controlled or owned 50 percent or more, individually or in the aggregate, by one or more persons that are currently the subject of any Sanctions, nor is the Purchaser resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria). Neither the Purchaser nor, to the knowledge of the Purchaser, any director, officer, agent or employee of the Purchaser has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions.

(n)            If the Purchaser is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, the Purchaser represents and warrants that (i) it has not relied on the Issuer or any of its affiliates (the “Transactions Parties”) as the Plan’s fiduciary or for advice, with respect to its decision to acquire and hold the Notes and the Underlying Shares, and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Notes and the Underlying Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Notes and the Underlying Shares will result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any similar law or regulation.

(o)            The Purchaser has, and on each date the relevant Issue Price would be required to be funded to the Issuer pursuant to Section 2 will have, sufficient immediately available funds to pay the Issue Price pursuant to Section 2.

(p)            No broker, finder, or other financial consultant has acted on behalf of or at the direction of the Purchaser in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer.

Section 6.      Conditions Precedent. The Purchaser’s obligation to purchase the relevant Additional Notes pursuant to the terms included herein is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Purchaser, on each Draw Date, of each of the following conditions:

(a)            The representations and warranties made by the Issuer in Section 4 hereof shall be true and correct in all material respects as of such Draw Date (or, if such representation and warranties speak as of another date, as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be so true and correct in all respects as of such Draw Date (or, if such representation and warranties speak as of another date, as of such date)).

(b)            The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Issuer at or prior to such Draw Date.

(c)            All required regulatory approvals, if any, in connection with the related Drawdown shall have been received.

(d)            There shall not as of the Draw Date be any (i) Default or Event of Default under the Indenture or (ii) breach of the Issuer or its affiliate's obligations (or pending breach, giving effect to any applicable cure period) under the governing documents for the Yorkville Preferred Shares.

(e)            There shall not be in force any order, judgment or injunction by or with any governmental authority in the United States enjoining or prohibiting the consummation of the related Drawdown.

(f)             Since the date of this Agreement, as applicable, there shall not have occurred any Issuer Material Adverse Effect which is continuing as of the applicable Draw Date.

(g)            On, immediately after, and, based on the Issuer's projected cash flows prepared on a reasonable basis, for the 120 days following such Draw Date, the Issuer together with its subsidiaries (the “Issuer Group”), on a consolidated basis (after giving effect to the issuance and sale of the Additional Notes on such Draw Date and the application of the proceeds therefrom) will be Solvent and no event has occurred or circumstance arisen that might (whether or not with the giving of notice and/or the passage of time and/or the fulfillment of any other requirement) result in a winding up, liquidation, dissolution, or insolvency proceeding of any member of the Issuer Group.

(h)            The Issuer shall have at least US$50,000,000 in Liquidity as of such Draw Date, exclusive of any forecasted proceeds from any Drawdown.

(i)             The Purchaser shall have received a certificate signed by the Issuer’s Principal Financial Officer substantially in the form attached hereto as Exhibit B certifying as to satisfaction of the conditions set forth in Sections 6(a), (d), (g) and (h) hereto.

(j)             Subject to receipt by the Issuer’s counsel of executed representation letters or acknowledgments from the Purchaser’s broker in the form previously provided by the Issuer’s counsel to the Purchaser’s counsel or otherwise reasonably acceptable to the Issuer’s counsel (the “Prerequisite Letter”), the Issuer’s transfer agent shall have removed all restrictive legends from the Ordinary Shares currently owned by the Purchaser or its affiliates (the “Delegending Condition”), provided that the Delegending Condition shall not constitute a closing condition absent the availability of the Prerequisite Letter.

Section 7.      Purchaser Consent Right to Yorkville Preferred

(a)            The Issuer agrees, so long as the Purchaser beneficially owns at least 50% of the aggregate nominal principal amount of Notes then outstanding, calculated after giving effect to the pool factor under the Indenture then in effect, to not issue any “Additional Preferred Shares” (as defined in the Amended and Restated Yorkville Securities Purchase Agreement) to Yorkville without the Purchaser’s prior written consent (which consent may be given by email between counsel to the Parties). For the avoidance of doubt, the Purchaser provided its consent for the Issuer to issue (i) the “Initial Preferred Shares” (as defined in the Amended and Restated Yorkville Securities Purchase Agreement) to Yorkville on the Closing Date and (ii) 25,000 Additional Preferred Shares to Yorkville on August 12, 2026. The Issuer acknowledges and agrees that any future issuances of Additional Preferred Shares shall require the Purchaser’s prior written consent pursuant to this Section 7.

Section 8.      Registration of Underlying Shares.

(a)            The Issuer agrees that the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of (1) the Underlying Shares not previously registered for resale pursuant to an effective registration statement of the Company and (2) the Ordinary Shares issuable upon conversion of any Existing Notes not previously registered for resale pursuant to an effective registration statement of the Company (together with such Underlying Shares in limb (1) above, the “Registrable Shares”)no later than fifteen (15) days after the Amendment Date, and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) in the event the Commission notifies the Issuer that it will “review” the Registration Statement, the forty-fifth (45th) calendar day following the filing thereof and (ii) the fifth (5th) Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business; provided further that if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same amount of days that the Commission remains closed for operations. The Issuer will provide a draft of the Registration Statement to the Purchaser for review at least two (2) Business Days in advance of filing the Registration Statement and shall incorporate any reasonable comments provided by the Purchaser; provided that, for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Purchaser’s review. In no event shall the Purchaser be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided that if the Commission or another regulatory agency requests that the Purchaser be identified as a statutory underwriter in the Registration Statement, the Purchaser will have the opportunity to withdraw from the Registration Statement upon its written request to the Issuer. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Registrable Shares which is equal to the maximum number of Registrable Shares as is permitted by the Commission. In such event, the number of Registrable Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional Registrable Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such Registrable Shares not included in the Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Issuer agrees that, except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, at its expense, the Issuer will use its commercially reasonable efforts to cause such Registration Statement to remain continuously effective with respect to the Purchaser and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or to file a “shelf” registration statement on Form F-3 once available (the “Shelf Registration Statement”) or, if not available, that another registration statement is available for the resale of the Registrable Shares and ensure that the applicable Registration Statement or any subsequent shelf registration statement is free of any material misstatements or omissions until the earlier of (i) three (3) years from the effective date of the Registration Statement and (ii) the date on which all of the Registrable Shares shall have been sold (such period, the “Registration Period”). Subject to receipt from the Purchaser by the Issuer’s and the Issuer’s transfer agent of customary representations and other documentation reasonably acceptable to the Issuer in connection therewith, the Purchaser may request that the Issuer remove any legend from the book entry position evidencing its Registrable Shares and the Issuer will, if required by the Issuer’s transfer agent, use its commercially reasonable efforts to cause an opinion of the Issuer’s counsel be provided, in a form reasonably acceptable to the Issuer’s transfer agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as the Registrable Shares (1) are subject to or have been or may be sold or transferred pursuant to an effective registration statement, (2) have been or may be sold pursuant to Rule 144, or (3) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Registrable Shares, or another exemption from registration. If restrictive legends are no longer required for the Registrable Shares pursuant to the foregoing, the Issuer shall, in accordance with the provisions of this Section 8 and within five (5) trading days of any request therefor from the Purchaser accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Issuer’s transfer agent irrevocable instructions to make a new, unlegended entry in book-entry form or by electronic delivery through The Depository Trust Company for such Registrable Shares. The Issuer shall be responsible for the fees of its transfer agent, its legal counsel and all DTC fees associated with such issuance. From and after such time as the benefits of Rule 144 or any other similar rule or regulation of the Commission that may allow the Purchaser to sell securities of the Issuer to the public without registration are available to holders of the Ordinary Shares for so long as the Purchaser holds Registrable Shares, the Issuer shall, at its expense, make and keep public information available, as those terms are understood and defined in Rule 144; use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable the Purchaser to sell the Registrable Shares under Rule 144 for so long as the Purchaser holds any Additional Notes; and furnish to the Purchaser, promptly upon the Purchaser’s reasonable request, (i) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual report of the Issuer and such other reports and documents so filed by the Issuer, and (iii) such other information as may be reasonably requested to permit the Purchaser to sell such securities pursuant to Rule 144 without registration. “Registrable Shares” shall be deemed to include, as of any date of determination, any equity security issued or issuable with respect to the Registrable Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event. “Holder” shall mean the Purchaser or any of its affiliates or any other person to whom the rights under this Section 8 shall have been assigned. The Issuer’s obligations to include the Registrable Shares in the Registration Statement are contingent upon the Purchaser furnishing in writing to the Issuer such information regarding the Purchaser, the securities of the Issuer held by the Purchaser and the intended method of disposition of the Registrable Shares as shall be reasonably requested by the Issuer to effect the registration of the Registrable Shares, and the Purchaser shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling shareholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder; provided, however, that the Purchaser shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. In the case of the registration effected by the Issuer pursuant to this Agreement, the Issuer shall, upon reasonable request, inform the Purchaser as to the status of such registration.

(b)            Notwithstanding anything to the contrary contained herein, the Issuer may delay or postpone filing of such Registration Statement, and from time to time require the Purchaser not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or such event the Issuer’s board of directors (“Board”) reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s Board, upon the advice of outside legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or if the Commission issues any stop order suspending the effectiveness of any Registration Statement or indicates the intention to initiate any proceedings for such purpose (each such circumstance, a “Suspension Event”); provided that, (x) the Issuer shall not so delay filing or so suspend the use of the Registration Statement for a period (each such period, a “Deferral Period”) of more than (i) sixty (60) consecutive days or (ii) more than ninety (90) total calendar days, or more than two (2) Deferral Periods, in each case of this clause (ii), in any three hundred sixty (360) day period and (y) the Issuer shall use commercially reasonable efforts to make such registration statement available for the sale by the Purchaser of such securities as soon as practicable thereafter; provided that clause (i) of the definition of “Registration Period” shall be extended by the duration of any such Deferral Period.

(c)            Upon receipt of any written notice from the Issuer (which notice shall not contain any material nonpublic information regarding the Issuer) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Purchaser agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Purchaser receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Issuer, the Purchaser will deliver to the Issuer, or in the Purchaser’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in the Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (x) to the extent the Purchaser is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

(d)            The Issuer shall advise the Purchaser, as expeditiously as possible and in any event within five (5) Business Days:

(i)	when a Registration Statement or any amendment thereto has been filed with the Commission and when any of the foregoing shall have been declared effective by the Commission, and any request by the Commission for an amendment or supplement thereto or to any prospectus included therein;

(ii)	of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)	of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)	subject to the provisions in this Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising the Purchaser of such events, provide the Purchaser with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to the Purchaser of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Issuer.

(e)            The Issuer shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(f)             Except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Agreement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to holders of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)            The Issuer shall cause all Registrable Shares (when issued) to be listed on each securities exchange or market, if any, on which the Ordinary Shares have been listed.

(h)            The Issuer shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Registrable Shares issuable upon conversion of the Additional Notes required hereby; and

(i)             The Issuer shall otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Purchaser, consistent with the terms of this Agreement, in connection with the registration of the Registrable Shares.

Section 9.      Indemnity.

(a)            Subject to Section 10 below, the Issuer agrees to indemnify and hold harmless, to the extent permitted by law, the Purchaser, its directors, officers, employees and agents, and each person who controls the Purchaser (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Purchaser (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable external attorneys’ fees and expenses as reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of the Purchaser expressly for use therein or Purchaser has omitted a material fact from such information, provided, however, that the indemnification contained in this Section 9(a) shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and expenses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any losses, claims, damages, liabilities and expenses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of Purchaser to deliver or cause to be delivered a prospectus made available to Purchaser by the Issuer in a timely manner, (B) as a result of offers or sales effected by or on behalf of Purchaser by means of a freewriting prospectus (as defined in Rule 405) that was not authorized by the Issuer, or (C) in connection with any offers or sales effected by or on behalf of a Purchaser in violation of Section 8(b) of this Agreement. The Issuer shall notify Purchaser promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 9 of which the Issuer is aware. The indemnity set forth in this Section 9 shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Additional Notes by the Purchaser.

(b)            The Purchaser agrees to indemnify and hold harmless the Issuer, its directors, officers, employees and agents, and each person who controls the Issuer (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Issuer against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in the Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Purchaser expressly for use therein; provided, however, that the indemnification contained in this Section 9(b) shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and expenses if such settlement is effected without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of the Purchaser be greater in amount than the dollar amount of the net proceeds received by the Purchaser upon the sale of the Additional Notes purchased pursuant to this Agreement and the corresponding Underlying Shares giving rise to such indemnification obligation.

(c)            Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgement a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (not to be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and any settlement pursuant hereto shall not include a statement or admission of fault or culpability on the part of such indemnified party and shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)            The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Additional Notes purchased pursuant to this Agreement and the corresponding Underlying Shares.

(e)            If the indemnification provided under this Section 9 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, subject to Section 10, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 9 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 9(e) by any seller of the Additional Notes or Underlying Shares shall be limited in amount to the dollar amount of net proceeds received by such seller from the sale of such Additional Notes or Underlying Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Agreement.

(f)             For purposes of this Section 9, (i) the “Purchaser” shall include any person to whom the rights under this Section 9 shall have been duly assigned in accordance with the terms of this Agreement and (ii) “Underlying Shares” shall mean, as of any date of determination, the Underlying Shares acquired by the Purchaser pursuant to this Agreement and any other equity security issued or issuable with respect to such Underlying Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event.

Section 10.    Termination. Except for the provisions of Section 9, this Section 10 and Sections 11(a) to 11(j) (and 11(r), solely with respect to the same Sections of the Original Convertible Note Purchase Agreement), which shall survive any termination hereunder, this Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof upon the mutual written agreement of all parties hereto to terminate this Agreement (the “Termination Event”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud.

Section 11.    Miscellaneous.

(a)            Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to the Issuer, to: Vertical Aerospace Ltd. Unit 1 Camwal Court, Chapel Street Bristol BS2 0UW United Kingdom Email: legal@vertical-aerospace.com

With a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP
99 Bishopsgate
London, EC2M 3XF
United Kingdom
Attn: Jennifer Gascoyne and Robbie McLaren
Email: jennifer.gascoyne@lw.com and robbie.mclaren@lw.com

If to the Purchaser, to:

Mudrick Capital Management, L.P.
31 W. 52nd Street, 16th Floor

New York, NY 10019

Attn: Adam Kaufman
Email: operations@mudrickcapital.com;
compliance@mudrickcapital.com;
akaufman@mudrickcapital.com

With a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 W 52nd Street

New York, New York 10019

Attention: Victor Goldfeld; Benjamin S. Arfa

Email: VGoldfeld@wlrk.com; BSArfa@wlrk.com

(b)            Entire Agreement. Except as expressly contemplated herein, this Agreement constitutes the entire agreement, and supersedes all other prior agreements, communications, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof, including any term sheet or commitment letter entered into relating to the subject matter hereof.

(c)            Modifications; Amendments; Waivers. This Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereto or the exercise of any other right or power.

(d)           Expenses. The Issuer shall reimburse the Purchaser from time to time for the reasonable and documented fees, expenses and disbursements of legal counsel incurred by the Purchaser in connection with the negotiation, preparation, and performance of this Agreement and the other agreements entered into on or about the Amendment Date (including the Shareholder Agreement) and the disclosure documents and transactions contemplated hereby and thereby (net of any amounts previously reimbursed by the Issuer for invoices as of August 4, 2026).

(e)            Transfer Taxes. Any transfer, stamp, issue, recording or similar taxes (including any related penalties and interest) imposed upon the issuance of any Additional Notes to the Purchaser shall be paid by the Issuer.

(f)            Tax Treatment. The parties intend that, for U.S. federal income tax purposes, (i) the Additional Notes be treated as debt instruments (and not equity) that are not “contingent payment debt instruments” within the meaning of Treasury Regulations Section 1.1275-4, (ii) the amendments implemented pursuant to the Fourth Supplemental Indenture be treated as (x) resulting in a “significant modification” of the Existing Notes within the meaning of Treasury Regulations Section 1.1001-3, with the deemed exchange of Existing Notes for “new notes” resulting from such significant modification qualifying as a tax-free “recapitalization” under Section 368(a) of the Code and (y) not resulting in a deemed distribution by the Issuer to the holders of the Existing Notes under Section 305 of Code except to the extent required pursuant to Section 305(b)(2) of the Code as a result of a payment by the Issuer of “cash or property” within the meaning of Treasury Regulations Section 1.305-3 with respect to its equity interests after the date hereof, and, to the extent required to be so treated, as a deemed distribution (in an amount and at such time as reasonably determined by the Purchaser in good faith) that is not treated as a dividend pursuant to Section 301(c)(1) of the Code provided that the Issuer does not have any “earnings and profits” for its taxable year ending December 31, 2026, and (iii) the Additional Notes be treated as fungible with the Existing Notes. The Issuer shall not take any position, on any tax return or otherwise, inconsistent with the foregoing tax treatment (including any reasonable determination made by the Purchaser pursuant to clause (y) above), except to the extent otherwise required by a change in applicable law after the date hereof or any final determination or other settlement on audit that is binding on the Issuer.

(g)            Assignment. Neither this Agreement nor any rights, interests or obligations that may accrue to the parties hereunder may be transferred or assigned without the prior written consent of the parties hereto (other than the Additional Notes and Underlying Shares); provided that upon prior written notice to the Issuer, the Purchaser may assign its rights and obligations under this Agreement to one or more of their respective affiliates; provided, further, that no such assignment shall relieve the Purchaser of its obligations hereunder.

(h)            No Third Party Rights. This Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

(i)             Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, including its statute of limitations, without giving effect to principles or rules of conflicts of law thereof, to the extent they would require or permit the application of laws or statute of limitations of another jurisdiction.

(j)             Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (the “Chosen Courts”), in connection with any matter based upon or arising out of this Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by New York law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11(a) and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 11(h), a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(k)            Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(l)             No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(m)          Remedies.

(i)	The parties agree that irreparable damage would occur if this Agreement was not performed or any Drawdown is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies may not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to seek equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 11(j), this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement may include the right of the Issuer to cause the Purchaser and the right of the Purchaser to cause the Issuer to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Agreement (including, for the avoidance of doubt, the right to directly enforce each of the covenants and agreements of the Issuer and the Purchaser, as applicable, under this Agreement). The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 11(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(ii)	The parties acknowledge and agree that this Section 11(k) is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement.

(iii)	In any dispute arising out of or related to this Agreement, or any other agreement, document, instrument, or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the reasonable and documented out-of-pocket costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Agreement or any other agreement, document, instrument, or certificate contemplated hereby, and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement or any other agreement, document, instrument, or certificate contemplated hereby or thereby.

(n)            Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive the consummation of any Drawdown. All of the covenants and agreements made by each party hereto in this Agreement shall survive the consummation of any Drawdown until the applicable statute of limitations or in accordance with their respective terms, if a shorter period.

(o)            Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(p)            Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail, in .pdf or any other form of electronic delivery (including any electronic signature complying with U.S. federal ESIGN Act of 2000)), all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, email or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(q)            Mutual Drafting. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

(r)             Amendment and Restatement. This Agreement amends, restates and supersedes in its entirety the Original Convertible Note Purchase Agreement, except that Sections 4, 5, 8, 9 and 11 of the Original Convertible Note Purchase Agreement shall remain in full force and effect solely with respect to the Q2 2026 Notes.

(s)            Legend Removal. The Issuer shall use commercially reasonable efforts to facilitate the removal by the Issuer’s transfer agent of all restrictive legends from the Ordinary Shares currently owned by the Purchaser or its affiliates as promptly as possible after the Amendment Date.

Section 12.    Cleansing Statement; Consent to Disclosure.

(a)            The Issuer shall, prior to or following the date of this Agreement, promptly issue one (1) or more press releases or file with the Commission a Current Report on Form 6-K disclosing all material terms of the transactions contemplated hereby. From and after the publication of such Form 6-K, the Purchaser shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Agreement.

(b)            The Purchaser hereby consents to the publication and disclosure in (i) any press release or Current Report on Form 6-K issued or filed with the Commission by the Issuer in connection with the execution and delivery of this Agreement or any other filing with the Commission pursuant to applicable securities laws, in each case as and to the extent required by the federal securities laws or the Commission or any other securities authorities and (ii) any other documents or communications provided by the Issuer to any governmental authority or to securityholders of the Issuer, in each case, as and to the extent required by applicable law or the Commission or any other governmental authority, of the Purchaser’s name and identity and the nature of the Purchaser’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed required or appropriate by the Issuer, a form (excluding details specific and personal to the Purchaser) of this Agreement; provided that, in the case of such disclosures by the Issuer, the Issuer shall provide the Purchaser with prior written notice (including by email) of such permitted disclosure, and shall reasonably consult with the Purchaser regarding such disclosure, in each case, to the extent such disclosure specifically names the Purchaser. The Purchaser will, to the extent reasonably practicable and legally permissible, promptly provide any information reasonably requested by the Issuer for any regulatory application or filing made or approval sought in connection with the transactions contemplated in this Agreement (including filings with the Commission).

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below.

ISSUER:

VERTICAL AEROsPACE LTD.

By:	/s/ Stuart Simpson
Name:	Stuart Simpson
Title:	Chief Executive Officer

[Signature Page to Convertible Note Purchase Agreement]

MUDRICK INVESTOR:

MUDRICK CAPITAL MANAGEMENT, L.P.
on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Authorized Signatory

[Signature Page to Convertible Note Purchase Agreement]

EXHIBIT A

FORM OF DRAW NOTICE

EXHIBIT B

FORM OF Officer CERTIFICATE